EXHIBIT 11

                     GUARANTY BANCSHARES HOLDING CORPORATION
                    COMPUTATION OF EARNINGS (LOSS) PER SHARE


                                         1995          1994          1993

Number of shares - beginning of year    380,877       380,877       380,877

Issued during year                          -0-           -0-           -0-
Number of shares - end of year          380,877       380,877       380,877

Weighted average number of shares
  outstanding                           373,728       374,375       374,375

   NOTE:  Weighted average calculated based upon actual number of days outstanding for each share, exclusive of 7,852 shares held in treasury.